TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

April 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for the Fiscal Year Ended September 27, 2009
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter Ended December 27, 2009
File No. 0-19655

Dear Mr. O’Brien:

By letter dated April 5, 2010, you provided additional comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  As requested, the numbering of such responses corresponds to the numbering of the comments in your letter.

4.  Mergers and Acquisitions, page 79

1.             We note your response to comment 5 in our letter dated March 16, 2010.  Please note that disclosures required by US GAAP are to be included in your audited footnote disclosures.  Inclusion elsewhere in the Form 10-K does not satisfy your audited footnote disclosure requirements.

Response

We agree with your comment.

2.             We note that you have not provided all of the disclosures required by SFAS 141 for your acquisition of Wardrop in fiscal year 2009, as you determined the acquisition is immaterial.  It is unclear to us how you arrived at this conclusion given that Wardrop’s purchase price of $91.2 million is 8.6% of total assets as of September 28, 2008.  Further, we note your disclosure that your acquisition of ARD in fiscal year 2008 was material with a purchase price of $41.5 million, which is less than half of Wardrop’s purchase price.  As such, we continue to request that you provide all of the disclosures required by SFAS 141 for Wardrop in full in your next periodic report.  Please also provide us with Wardrop’s total assets as of the acquisition date and revenues and pre-tax income (loss) for the fiscal year and interim period, as necessary, prior to the acquisition date.

Response

SFAS 141 does not contain a “bright-line” materiality threshold for evaluating the materiality of an acquisition for purposes of SFAS 141’s disclosure requirements.  As a result, the Company has consistently utilized a 10% threshold to determine whether the Company should present all the disclosures required by SFAS 141.  We assess whether the acquired company exceeds 10% of our revenue, net income or earnings per share on a pro forma basis, which are the pro forma disclosure requirements of SFAS 141.  We also understand the “significant subsidiary” guidance in Regulation S-X Rule 1-02(w) uses a 10% threshold for pre-tax income, investment and total assets.  We consider these benchmarks as well in making a judgment of what is material for disclosure purposes.  The tables below provide the supplemental information you requested as well as the information we considered in making our assessment ($000’s except EPS):

Represents Wardrop’s impact, based on the pro forma requirements of SFAS 141

Materiality Threshold Classification	Tetra Tech (FY2008)	Wardrop (FY2008) (including pro forma adjustments)	Wardrop as a % of Tetra Tech
Revenue	$2,145,254	$144,543	6.7%
Net Income	$60,906	$235	0.4%
Earnings Per Share	$1.02	$0.004	0.4%

Represents Wardrop’s impact, based on the “significant subsidiary” guidance in Regulation S-X Rule 1-02(w)

Materiality Threshold Classification	Tetra Tech (FY2008)	Wardrop (FY2008)	Wardrop as a % of Tetra Tech
Pre-Tax Income	$103,413	$9,946	9.6%
Investment as a % of Total Assets	$1,056,545	$91,276	8.6%
Assets as a % of Total Assets	$1,056,545	$44,312	4.2%

Based on the above information, the Company concluded Wardrop was not material because its contributions were less than 10% and not material to the Company at the time of the acquisition.

In our response to comment 5 in our letter of April 5, 2010, we indicated that we would disclose the acquisition date of the Wardrop acquisition in the notes to our consolidated financial statements in future filings.  Also, in our response to comment 7 in our letter of March 11, 2010, we indicated that we would provide enhanced disclosures regarding the reasons the purchase of Wardrop resulted in a significant amount of goodwill in future filings.  We believe these enhanced disclosures, together with the existing Wardrop disclosures in Note 4 and 5 of our fiscal 2009 Form 10-K, are adequate when considering the significance of Wardrop as demonstrated by the supplemental information set forth above.

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Senior Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chairman and Chief Executive Officer

DLB:dm

cc:           Tracey Houser, SEC

Al Pavot, SEC

Dorine Miller, SEC

David W. King

Steven M. Burdick

Janis B. Salin